Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752

Media Contacts:

Erika Bennett / Elizabeth Wilkins	Keith Terreri
(323) 202-1058 / (323) 202-1040	Vice President — Finance & Treasurer
erika.bennett@edelman.com	(214) 571-4641
elizabeth.wilkins@edelman.com	investor_relations@metropcs.com
Related to the proposed merger with Leap Wireless:
Joele Frank / Dan Katcher / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
Unlimited Wireless Carrier MetroPCS Launches Service in Los Angeles
New Unlimited, Flat Rate, No Signed Contract Calling Plans Are Most Affordable in the Market
LOS ANGELES, Calif. – (September 19, 2007) – Los Angeles area residents now have a new alternative to costly traditional wireless service plans. MetroPCS Communications, Inc., the nation’s leading provider of unlimited wireless communications service, today announced the launch of its flat rate unlimited wireless service in Los Angeles. MetroPCS will provide the people of Los Angeles the freedom to enjoy more flexible wireless options with no signed contracts and truly unlimited local and long-distance service. With plans starting as low as $30 a month, MetroPCS offers the lowest unlimited wireless calling choices now available in the market. Already available in Northern California, including the San Francisco and Sacramento markets, the Los Angeles service launch means expanded wireless coverage and an added value for customers throughout California.
     MetroPCS offers a diverse selection of “talk all you want” plans and enhanced service packages so that Los Angeles residents can create a customized wireless experience that best fits their lifestyle. With MetroPCS service plans, customers pay by the month, not by the minute, and services do not require a signed contract, minimum balance or deposit. Long distance service to the 48 contiguous states is available with service plans as low as $35 a month. Customers who sign up for service will receive the first month free with their purchase of a MetroPCS phone.
     “Los Angeles has a very diverse consumer base whose lifestyles and wireless needs vary,” said Robert Wondoloski, vice president and general manager of MetroPCS Los Angeles. “As a new member of this community, MetroPCS demonstrates its commitment to the area by offering consumers in Los Angeles a new, more flexible and affordable option for unlimited wireless service.”
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     Roger Linquist, MetroPCS’ Chairman of the Board and Chief Executive Officer, added: “We are excited about launching our unlimited flat rate service in Los Angeles and anticipate that Los Angeles has the potential to be MetroPCS’ most successful market launch ever. This service launch represents a significant near-term potential source of growth for MetroPCS and positions us well to continue delivering value to our shareholders. MetroPCS is one of the fastest growing US wireless carriers, driven by what we believe is a unique value proposition to our customers. We expect our service to initially cover approximately 11 million Los Angeles consumers following today’s launch. The company has produced extraordinary subscriber growth and growth in consolidated EBITDA over the past two and a half years, and the Los Angeles service launch demonstrates that our strong momentum is continuing. Los Angeles is a unique and significant opportunity for MetroPCS as it has an extremely high population density in target coverage areas and has ideal demographic requirements for our service offerings.”
     With more than 3.5 million subscribers nationwide, continued consumer demand for MetroPCS’ unlimited, no signed contract, flat rate wireless service has been the driving factor behind the company’s expansion in California (and across the country). In addition to the launch of its flat rate service in the Greater Los Angeles market, MetroPCS expresses its continued commitment to the communities it serves, with plans to open 20 new company owned retail stores throughout the Greater Los Angeles area in the next two years, resulting in over 300 direct new jobs plus an additional 1,500 estimated jobs, involving authorized dealers.
     While options and services depend on the selected plan, subscribers can further enhance their service with “unlimited” advanced feature packages that include voicemail, caller ID, call waiting, three-way calling, text and picture messaging, push e-mail, mobile Internet browsing, mobile instant messaging, and the recently announced unlimited Metro411, a voice-activated, premium directory assistance service. Consumers can visit any of MetroPCS’ current Los Angeles area 400 authorized dealer locations and six company owned retail locations or visit MetroPCS’ Web site at www.metropcs.com to sign up for service plans, and choose from a lineup of today’s trendiest wireless phones.
About MetroPCS Communications, Inc.:
Dallas-based MetroPCS Communications, Inc. (NYSE:PCS) is a provider of unlimited wireless communication service for a flat rate with no signed contract. MetroPCS owns licenses or has access to wireless spectrum covering a population of approximately 140 million people in 14 of the top 25 largest metropolitan areas in the United States. Currently, MetroPCS has over 3.5 million subscribers and service in Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, San Francisco, and Sacramento. MetroPCS will provide MetroPCS-branded service in Los Angeles pursuant to cooperative arrangements with Royal Street Communications, LLC in which MetroPCS has a non-controlling 85% ownership interest. MetroPCS is among the first wireless operators to deploy or use an all-digital network based on third-generation infrastructure and handsets. For more information please visit www.metropcs.com.
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Forward-Looking Statements
Any statements made in this release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential synergies, the potential costs and benefits of any such transaction, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, future penetration rates, planned market launches, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; our ability to clear the Auction 66 Market spectrum of incumbent licensees; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
Any information concerning Leap contained in this release has been taken from, or is based upon, publicly available information. Although MetroPCS does not have any information that would indicate that any information contained in this release that has been taken from such publicly available information is inaccurate or incomplete, MetroPCS does not take any responsibility for the accuracy or completeness of such information.
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents
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regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel. MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.
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